Exhibit 12.1
MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2016
and the year to date June 30, 2017

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$122	$(843)	$(612)	$(78)	$(152)	$(2,981)
Interest expense, net of amounts capitalized	41	37	45	7	74	37
Interest component of rental expense	4	3	4	2	1	—
AFUDC - Debt funds	32	49	44	44	44	24
Earnings as defined	$199	$(754)	$(519)	$(25)	$(33)	$(2,920)

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$58	$67	$68	$67	$77	$41
Interest on affiliated loans	—	—	1	3	13	7
Interest on interim obligations	—	—	—	—	1	—
Amortization of debt discount, premium and expense, net	1	1	1	1	1	1
Other interest charges	15	23	44	2	31	15
Interest component of rental expense	4	3	4	2	1	—
Fixed charges as defined	$78	$94	$118	$75	$124	$64
RATIO OF EARNINGS TO FIXED CHARGES(*)	2.57	N/A	N/A	N/A	N/A	N/A

Deficiency of Earnings to Cover Fixed Charges	$—	$848	$637	$100	$157	$2,984

(*)
As a result of losses incurred on the Kemper Integrated Coal Gasification Combined Cycle Project, earnings before income taxes was negative for the years 2013 through 2016 and the six months ended June 30, 2017.